December 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Shainess
Mitchell Austin

Re:	AppLovin Corporation
Registration Statement on Form S-1
File No. 333-261377

Acceleration Request
	Requested Date:	December 3, 2021
	Requested Time:	9:00 A.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AppLovin Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-l (File No. 333-261377) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Rezwan Pavri at (650) 430-1175.

* * * *

Sincerely,

APPLOVIN CORPORATION

/s/ Herald Chen
Herald Chen
President and Chief Financial Officer

cc:	Adam Foroughi, AppLovin Corporation
Victoria Valenzuela, AppLovin Corporation
Lonnie Huang, AppLovin Corporation

Rezwan D. Pavri, Wilson Sonsini Goodrich & Rosati, P.C.
Lisa L. Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.
Andrew T. Hill, Wilson Sonsini Goodrich & Rosati, P.C.
Lang Liu, Wilson Sonsini Goodrich & Rosati, P.C.

Michael T. Esquivel, Fenwick & West LLP
Ran D. Ben-Tzur, Fenwick & West LLP
James D. Evans, Fenwick & West LLP
Jennifer J. Hitchcock, Fenwick & West LLP